

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Via E-mail
Ms. Anna Brunelle
Chief Financial Officer
TIVO INC.
2160 Gold Street, P.O. Box 2160,
Alviso, CA 95002

> **Re: TIVO INC.**
> **Form 10-K for Fiscal Year Ended January 31, 2011**
> **Filed March 14, 2011**
>
> **Form 10-Q for the Quarterly Period Ended April 30, 2011**
> **Filed June 6, 2011**
> **File No. 000-27141**

Dear Ms. Brunelle:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2011

Notes to the Consolidated Financial Statements, page 74

1. The heading to the Notes to Consolidated Financial Statements indicate that the notes are unaudited. Please explain the reason for this, or if this was done in error, please file an amended 10-K to correct this.

Form 10-Q for the quarterly period ended April 30, 2011

Note 5 – Commitments and Contingencies, page 16

2. We note that in your disclosure of contingencies related to various legal matters, in several lawsuits, claims, and proceedings, you have noted that in the event there is an adverse outcome, the Company's business could be harmed and you have also stated that no loss is considered probable or estimable at this time. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that the Company has provided any quantitative information. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450.

Note 9 – Dish Network Corporation, page 26

3. You have noted with respect to your settlement with Dish Network, that $321.4 million of the proceeds will be recorded as technology revenue over the remaining life of the patent through July 30, 2018. Based on the table provided on page 26, it appears that you will be recognizing revenues through 2019, even though the life of the patent is through July 2018, please explain why this is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director